SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,894,336 Net interest income 1,297,581 Loans and accounts receivables from customers and banks, net 39,125,229 Net fee and commission income 408,319 Loans and accounts receivables from customers at fair value, net 38,140 Result from financial operations 180,480 Financial instruments 8,610,696 Total operating income 1,886,380 Financial derivative contracts 11,453,327 Provision for loan losses (393,520) Other asset ítems 4,768,526 Support expenses (680,118) Total assets 65,890,254 Other results (67,794) Income before tax 744,948 Principal liabilities MCh$ Income tax expense (154,136) Deposits and other demand liabilities 13,122,844 Net income for the period 590,812 Time deposits and other time liabilities 16,494,241 Issued debt and regulatory capital instruments 10,614,823 Attributable to: Financial derivative contracts 11,963,452 Equity holders of the Bank 581,110 Other liabilities ítems 9,370,744 Non-controlling interest 9,702 Total equity 4,324,150 Total liabilities and Equity 65,890,254 Equity attributable to: Equity holders of the Bank 4,218,883 Non-controlling interest 105,267 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of September 30, 2024 The principal balances and results accumulated for the period ending September 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Septiembre de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Septiembre de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.894.336
Créditos y cuentas por cobrar a clientes y bancos	39.125.229
Créditos y cuentas por cobrar a clientes a valor razonable	38.140
Instrumentos financieros	8.610.696
Contratos de derivados financieros	11.453.327
Otros rubros del activo	4.768.526
Total Activos	**65.890.254**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.122.844
Depósitos y otras captaciones a plazo	16.494.241
Instrumentos de deuda y capital regulatorio emitidos	10.614.823
Contratos de derivados financieros	11.963.452
Otros rubros del pasivo	9.370.744
Total patrimonio	4.324.150
Total Pasivos y Patrimonio	**65.890.254**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.218.883
Interés no controlador	105.267

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.297.581
Ingresos netos de comisiones	408.319
Resultado de operaciones financieras	180.480
Total ingresos operacionales	**1.886.380**
Gasto de pérdidas crediticias	(393.520)
Gastos de apoyo	(680.118)
Otros resultados	(67.794)
Resultado antes de impuesto	**744.948**
Impuesto a la renta	(154.136)
Utilidad consolidada del periodo	**590.812**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	581.110
Interés no controlador	9.702

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?